PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
POLL RESULTS
OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 16 AUGUST 2005

At the extraordinary general meeting of PetroChina Company Limited held today, the resolutions to approve the connected transactions and the continuing connected transactions as more particularly described in the Circular (as defined below) were duly passed.
Reference is made to the announcement of the Company dated 9 June 2005, the shareholders’ circular of the Company (the “Circular”) and the notice (the “Notice”) of the Extraordinary General Meeting (the “EGM”) of the Company both dated 30 June 2005 relating to the connected transactions and continuing connected transactions arising from the Transactions as more particularly described in the Circular. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.
POLL RESULTS OF EGM
The Board is pleased to announce that the EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.
At the EGM held today, voting of the proposed ordinary resolutions as set out in the notice of the EGM and contained in the Circular (“Ordinary Resolutions”) were taken on a poll. CNPC and its associates abstained from voting on the resolutions in connection with the Ordinary Resolutions.
The following Ordinary Resolutions were duly passed by the independent shareholders at the EGM and the poll results are as follows:

	Number of votes cast and
	percentage of total number
Ordinary Resolutions	of votes cast		Passing rate
	For	Against
1. “THAT the conditional capital contribution agreement dated 9 June 2005 entered into between (China National Oil and Gas Exploration and Development	7,353,188,350	10,812,300	99.728%

	Number of votes cast and
	percentage of total number
Ordinary Resolutions	of votes cast		Passing rate
	For	Against
     Corporation*) (“CNODC”), (Central Asia Petroleum Company Limited*) (“Central Asia”), (Zhong You Kan Tan Kai Fa Company Limited*) (the "Newco”) and the Company (“Acquisition Agreement”), pursuant to which, inter alia, the Company has agreed to acquire an aggregate of 50% interest in the enlarged registered capital of Newco, by way of capital contribution to Newco in an aggregate amount of RMB20,741,250,000 and the performance by the Company thereof and the transactions contemplated thereby be approved, confirmed and ratified and the chief financial officer of the Company be authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the exercise or enforcement of any of the Company’s rights under the Acquisition Agreement including, inter alia, upon the Acquisition Agreement becoming unconditional, the authority to complete the transactions contemplated by the Acquisition Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Acquisition Agreement as he may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

2. “THAT the conditional sale and purchase agreement dated 9 June 2005 entered into between Newco and the Company (“Transfer Agreement”), pursuant to which, inter alia, the Company has agreed to transfer and Newco has agreed to purchase the entire issued share capital of PetroChina International Ltd. for a cash consideration of RMB579,355,000 and the performance by the Company thereof and the transactions contemplated thereby be approved, confirmed and ratified and the chief financial officer of the Company be authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Transfer Agreement and the exercise or enforcement of any of the Company’s rights under the Transfer Agreement including, inter alia, upon the Transfer Agreement becoming unconditional, the authority to complete the transactions contemplated by the Transfer Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Transfer Agreement as he may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”
	7,352,875,550	11,090,500	99.724%

3. “THAT

(a) the agreement dated 9 June 2005 entered into between the Company and (China National Petroleum Corporation*) in relation to the amendments of the	7,352,679,250	10,905,500	99.721%

	Number of votes cast and
	percentage of total number
Ordinary Resolutions	of votes cast		Passing rate
	For	Against
     comprehensive products and services agreement dated 10 March 2000 (“Supplemental Comprehensive Agreement”), and the prospective continuing connected transactions contemplated under the Supplemental Comprehensive Agreement (“Prospective Continuing CT”) be approved, ratified and confirmed; and

(b) the proposed annual limit of each of the continuing connected transactions as set out in the circular of Company dated 30 June 2005 (“Proposed Cap”) be approved, confirmed and ratified.”	7,351,193,050	11,215,400	99.701%

4. “THAT the chief financial officer of the Company be authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps and to make and agree with such changes in the terms of the Supplemental Comprehensive Agreement as he may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”
	7,350,359,550	13,145,400	99.690%

At the date of the EGM:
(1)	The total number of shares entitling the holder to attend and vote for or against the Ordinary Resolutions at the EGM: 17,582,418,000 H Shares.

(2)	Shareholders or proxies representing 175,675,801,911 H Shares with voting rights, representing approximately 99.916% of the total number of issued H Shares attended the EGM.

(3)	There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)	As disclosed in the Circular, CNPC and its associates abstained from voting on Ordinary Resolutions at the EGM.

(5)	Guo Jinping and Jiang Lixin were appointed as scrutineers for the purpose of the poll taken at the EGM.

By Order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board

Beijing, the PRC
16 August 2005
*	For identification purpose only
As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-

executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabè as independent non-executive Directors.